                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   1  )*
                                            -----

                         United Fire & Casualty Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock $3.33 1/3 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   910331107
                        ------------------------------
                                 (CUSIP Number)

                        Various. See attached Exhibit B.
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  910331107
           -------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Mildred R. McIntyre
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                               (a) [_]
      N/A                                                        (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,129,046
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,129,046
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,129,046
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      11.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN
------------------------------------------------------------------------------

  CUSIP No.  910331107
           --------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      State of Iowa
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            595,801
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             595,801
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      595,801
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO
------------------------------------------------------------------------------

  CUSIP No.  910331107
           --------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Trust under will of Scott McIntyre  42-6276985
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      State of Iowa
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            533,245
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             533,245
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      533,245
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      OO
------------------------------------------------------------------------------

ITEM 1(A)     NAME OF ISSUER:

              United Fire & Casualty Company

ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              118 Second Avenue SE
              Cedar Rapids, Iowa 52401

ITEM 2(A)     NAME OF PERSON FILING:

              The persons filing this Schedule 13G are: *

              (1)    Mildred R. McIntyre
              (2) Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992
              (3)    Trust under will of Scott McIntyre

              * Attached to this Schedule 13G as Exhibit A is a Joint Filing Agreement between the persons specified above that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              2115 First Avenue SE, #2217
              Cedar Rapids, Iowa 52402

ITEM 2(C)     CITIZENSHIP:

              Mildred R. McIntyre is a citizen of the United States of America. The Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 and the Trust under will of Scott McIntyre were formed under the laws of the State of Iowa.

ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

              Common Stock $3.33 1/3 par value

ITEM 2(E)     CUSIP NUMBER:

              910331107

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

      (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b) [_]        Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8)

     (e) [_]   An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)
               (E);

     (f) [_] An employee benefit plan or endowment fund in accordance with (S) 240.13d-1(b) (1)(ii)(F);

     (g) [_]   A parent holding company or control person in accordance with (S)
               240.1 3d- 1(b) (1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]   Group, in accordance with (S)240.13d-l(b)(1)(ii)(J).


ITEM 4   OWNERSHIP

     (A) AMOUNT BENEFICIALLY OWNED

     Mildred R. McIntyre is the beneficial owner of 1,129,046 shares of Common Stock of the Company, consisting of (i) 595,801 shares held by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992, of which Ms. McIntyre is the Trustee, and (ii) 533,245 shares held by the Trust under will of Scott McIntyre, of which Ms. McIntyre is the Trustee.

     The Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 is the direct owner of and thus is beneficial owner of 595,801 shares of Common Stock of the Company.

     The Trust under will of Scott McIntyre is the direct owner of and thus is beneficial owner of 533,245 shares of Common Stock of the Company.

     (B) PERCENT OF CLASS:

     The 1,129,046 shares reported as beneficially owned by Mildred R. McIntyre constitute 11.2% of the issued and outstanding shares of Common Stock of the Company on December 31, 2001. The 595,801 shares held by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 constitute 5.9% of the issued and outstanding shares. The 533,245 shares held by the Trust under will of Scott McIntyre constitute 5.3% of the issued and outstanding shares.

     (C) NUMBER OF SHARES TO WHICH THE PERSON HAS:


     (1) Mildred R. McIntyre

         (i)   Sole power to vote or to direct the vote: 1, 129,046
         (ii)  Shared power to vote or to direct the vote: 0
         (iii) Sole power to dispose or to direct the disposition of: 1,129,046
         (iv)  Shared power to dispose or to direct the disposition of: 0

     (2) Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992

         (i)   Sole power to vote or to direct the vote: 595,801
         (ii)  Shared power to vote or to direct the vote: 0
         (iii) Sole power to dispose or to direct the disposition of: 595,801
         (iv)  Shared power to dispose or to direct the disposition of: 0


     (3) Trust under will of Scott McIntyre

         (i)   Sole power to vote or to direct the vote: 533,245
         (ii)  Shared power to vote or to direct the vote: 0
         (iii) Sole power to dispose or to direct the disposition of: 533,245
         (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Not applicable.

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9   NOTICE OF DISSOLUTION OF A GROUP

Not applicable.

ITEM 10  CERTIFICATION

Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2002                  /s/ Mildred R. Mcintyre
                                          --------------------------------------
                                          Mildred R. McIntyre



Dated: February 12, 2002                  Mildred Reynolds McIntyre Revocable
                                          Trust dated September 15, 1992


                                          By:    /s/ Mildred R. McIntyre
                                             -----------------------------------
                                                 Mildred R. McIntyre, Trustee



Dated: February 12, 2002                  Trust under will of Scott McIntyre


                                          By:    /s/ Mildred R. McIntyre
                                             -----------------------------------
                                                 Mildred R. McIntyre, Trustee

                            EXHIBIT A TO SCHEDULE 13G

                             JOINT FILING AGREEMENT

     Mildred R. McIntyre, individually, the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992 and the Trust under will of Scott McIntyre hereby agree and consent to the joint filing on their behalf of the foregoing amendment to Schedule 13G relating to their beneficial ownership of the Common Stock of United Fire & Casualty Company.


Dated: February 12, 2002                  /s/ Mildred R. Mcintyre
                                          --------------------------------------
                                          Mildred R. McIntyre



Dated: February 12, 2002                  Mildred Reynolds McIntyre Revocable
                                          Trust dated September 15, 1992


                                          By:    /s/ Mildred R. McIntyre
                                             -----------------------------------
                                                 Mildred R. McIntyre, Trustee



Dated: February 12, 2002                  Trust under will of Scott McIntyre


                                          By:    /s/ Mildred R. McIntyre
                                             -----------------------------------
                                                 Mildred R. McIntyre, Trustee

                            EXHIBIT B TO SCHEDULE 13G
                               Mildred R. McIntyre

         Mildred R. McIntyre filed her initial Schedule 13G on February 9, 1988, reporting sole voting power and sole dispositive power with respect to 421,749 shares, of which 263,750 were owned by her individually and 157,999 were owned by the Trust under will of John Scott McIntyre. Mrs. McIntyre is the sole trustee of that trust.

         The Reporting Persons filing jointly on this Amendment No. 1 are the Mildred Reynolds McIntyre Revocable Trust, dated September 15, 1992, the Trust under will of John Scott McIntyre, and Mrs. McIntyre individually.

         Mildred Reynods McIntyre Revocable Trust, dated September 15, 1992. Mrs. McIntyre created this trust in 1992 for estate planning purposes. Mrs. McIntyre is the sole trustee of the trust. She may terminate the trust at any time. Although the trust is included as a Reporting Person, the shares owned by the trust are, for all other purposes, treated as if owned by Mrs. McIntyre.

         Trust under will of John Scott McIntyre. This trust was created by the will of Mrs. McIntyre's husband, John Scott McIntyre. Mrs. McIntyre is the sole trustee of this trust. Mrs. McIntyre is treated as the beneficial owner of the shares owned by this trust because she has the power to vote the shares and the power of disposition with respect to the shares.

         Schedule A shows current ownership and transactions from 1988 through December 31, 2001, for the Reporting Persons. Please note the following with respect to the transactions:


         . With respect to the Trust under will of John Scott McIntyre, the only transactions are the receipt of shares issued by the Issuer as stock dividends.

         . The gift given of 36,000 shares was a gift to an irrevocable trust created by Mrs. McIntyre for the purpose of estate planning. Mrs. McIntyre is not the beneficial owner of the shares owned by that trust.

         . All other transactions reported as gifts given were gifts given by Mrs. McIntyre or the Mildred Reynolds McIntyre Revocable Trust, dated September 15, 1992 to Mrs. McIntyre's children, grandchildren or great-grandchildren.

         . The transaction reported as a transfer on October 9, 1992 was the initial and only transfer of shares to the Mildred Reynolds McIntyre Revocable Trust, dated September 15, 1992.

         . All of the other transactions reported as transfers were transfers from the Mildred Reynolds McIntyre Revocable Trust, dated September 15, 1992 to Mrs. McIntyre. These transfers were made so that the gifts to children, grandchildren and great-grandchildren would come directly from Mrs. McIntyre, instead of from the trust. In most cases, these transfers were required by tax laws in effect at the time of the gifts.

         . the three transactions noted as "stock dividend" were stock dividends issued by the Issuer;

                                                      SCHEDULE A

---------------------------------------------------------------------------------------------------------------------
                                   Mildred R. McIntyre       Trustee, Mildred R. Trustee,     Trust under will
Date           Description             Individually            McIntyre Revocable Trust    of John Scott McIntyre
---------------------------------------------------------------------------------------------------------------------
                                                 Total                          Total                       Total
                                  Transaction    Shares      Transaction        Shares     Transaction      Shares
                                  Amount         Owned          Amount          Owned         Amount        Owned
---------------------------------------------------------------------------------------------------------------------
2/3/88         as reported                       263,750                                                   157,999
---------------------------------------------------------------------------------------------------------------------
2/9/88         gift given           (4,800)      258,950
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/6/89         gift given           (3,924)      255,026
---------------------------------------------------------------------------------------------------------------------
4/27/89        gift given          (36,000)      219,026
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/3/90         gift given           (3,648)      215,378
--------------------------------------------------------------------------------------------------------------------
9/25/90        gift given             (936)      214,442
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/3/91         gift given           (4,350)      210,092
---------------------------------------------------------------------------------------------------------------------
9/4/91         gift given             (235)      209,857
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/2/92         gift given           (3,552)      206,305
---------------------------------------------------------------------------------------------------------------------
3/24/92        gift given             (364)      205,941
---------------------------------------------------------------------------------------------------------------------
6/15/92        stock dividend      102,970       308,911                                       78,999      236,998
---------------------------------------------------------------------------------------------------------------------
10/9/92        transfer           (308,911)            0       308,911          308,911
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/25/93        transfer              4,500         4,500        (4,500)         304,411
---------------------------------------------------------------------------------------------------------------------
1/25/93        gift given           (4,500)            0
---------------------------------------------------------------------------------------------------------------------
3/18/93        transfer                250           250          (250)         304,161
---------------------------------------------------------------------------------------------------------------------
3/18/93        gift given             (250)            0
---------------------------------------------------------------------------------------------------------------------
8/12/93        transfer                550           550          (550)         303,611
---------------------------------------------------------------------------------------------------------------------
8/12/93        gift given             (550)            0
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/10/94        transfer              5,775         5,775        (5,775)         297,836
---------------------------------------------------------------------------------------------------------------------
1/10/94        gift given           (5,775)            0
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/5/95         stock dividend                                  148,918          446,754       118,499      355,497
---------------------------------------------------------------------------------------------------------------------
1/10/95        transfer              7,700         7,700        (7,700)         439,054
---------------------------------------------------------------------------------------------------------------------
1/10/95        gift given           (7,700)            0
---------------------------------------------------------------------------------------------------------------------
4/18/95        gift given                                         (350)         438,704
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/5/96         stock dividend                                  219,352          658,056       177,748      533,245
---------------------------------------------------------------------------------------------------------------------
1/9/96         transfer              8,280         8,280        (8,280)         649,776
---------------------------------------------------------------------------------------------------------------------
1/9/96         gift given           (8,280)            0
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/23/97        transfer              7,200         7,200        (7,200)         642,576
---------------------------------------------------------------------------------------------------------------------
1/23/97        gift given           (6,900)          300
---------------------------------------------------------------------------------------------------------------------
3/10/97        gift given             (300)            0
---------------------------------------------------------------------------------------------------------------------
8/29/97        gift given                                       (2,200)         640,376
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
2/24/98        gift given                                       (6,110)         634,266
---------------------------------------------------------------------------------------------------------------------
11/24/98       gift given                                         (275)         633,991
---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
1/12/99        transfer              7,695         7,695        (7,695)         626,296
---------------------------------------------------------------------------------------------------------------------
1/12/99        gift given           (7,695)            0
---------------------------------------------------------------------------------------------------------------------
9/9/99         gift given                                         (870)         625,426
---------------------------------------------------------------------------------------------------------------------
12/17/99       gift given                                         (500)         624,926
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/7/00         transfer             13,500        13,500       (13,500)         611,426
---------------------------------------------------------------------------------------------------------------------
1/7/00         gift given          (13,500)            0
---------------------------------------------------------------------------------------------------------------------
12/15/00       transfer                540           540          (540)         610,886
---------------------------------------------------------------------------------------------------------------------
12/15/00       gift given             (540)            0
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
1/23/01        gift given                                      (14,725)         596,161
---------------------------------------------------------------------------------------------------------------------
11/1/01        gift given                                         (360)         595,801
=====================================================================================================================
Total                                                  0                        595,801                    533,245
---------------------------------------------------------------------------------------------------------------------